Exhibit 99.1
ATTUNITY REPORTS THIRD QUARTER 2014 FINANCIAL RESULTS
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Total non-GAAP revenue grew 45% to a new record of $9.5 million
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Non-GAAP operating income of $1.2 million

Burlington, MA – October 30, 2014 – Attunity, Ltd. (NASDAQ CM: ATTU), a leading provider of information availability software solutions, today reported its unaudited financial results for the three-month period ended September 30, 2014.

Recent Operational Highlights:

•	Big Data product - Attunity Replicate total license revenues increased by 53%, compared with the third quarter of 2013

•	Increased activity with go-to-market partners including Teradata, Microsoft PDW and Pivotal led to growth in volume and size of Attunity Replicate deals

•	Closed a $0.8 million follow-on deal with a U.S.-based managed healthcare provider, amounting to over $1.0 million in total revenue

•	Launched Attunity solution for Hadoop designed to accelerate Big Data movement into and out of the leading Hadoop platforms, including Cloudera and Hortonworks

•	Expanded Attunity Maestro with new capabilities, introduced at Oracle OpenWorld, for the database market, supporting large-scale data movement processes on a global scale

•	New leads generated from the SAP TechEd show increased by 50% year-over-year

•	Grew Cloud business revenue and customer on-boarding following successful launch of Attunity CloudBeam’s free trial program in the Amazon marketplace

Financial Highlights for the Third Quarter of 2014, compared with the Third Quarter of 2013:

•	Total non-GAAP revenue grew 45% to $9.5 million, a new record quarter1

•	Total GAAP revenue grew 43% to $9.4 million

•	Total license revenue grew 56% to $5.5 million

•	Non-GAAP operating income of $1.2 million

•	GAAP operating income of $0.4 million

•	Cash, cash equivalents and restricted cash of $19.3 million as of September 30, 2014 compared with $16.5 million as of December 31, 2013

“We are generating strong momentum across all aspects of our business and through different sales channels, which has resulted in record revenues, and in achieving profitability. Our focus on global sales and marketing is a major catalyst for this growth and has driven increased adoption of our Big Data suite of solutions,” stated Shimon Alon, Chairman and CEO of Attunity. “In addition to the successful execution of our sales team and growing market awareness, stimulated by our marketing team, we significantly increased activity with our go-to-market partners. As a result, we saw positive traction in all geographic territories. Each of these efforts played a role in positioning the Company to build momentum in the fourth quarter and beyond.”

Mr. Alon continued, “Our newest product, Attunity Maestro, an automated workflow management platform for managing Big Data integration, is also making significant headway. Recently, during Oracle OpenWorld, we launched the new and expanded Attunity Maestro platform for databases and files. We received strong feedback from new prospects and existing users, with several deals expected to close during the fourth quarter 2014 and early-2015. In addition, given its rapid penetration in the Big Data ecosystem, we are proud to support Hadoop with our newly launched Attunity for Hadoop solution. We believe this solution is an unmatched offering in today’s market, enabling the accelerated movement of Big Data for the Hadoop environment, simplifying its use for analytics and BI, as well as materially reducing implementation costs."

“Our Cloud business on the Amazon Web Services (AWS) platform continues to flourish with our Cloud offering becoming a substantial lead generator for Replicate deals. Since the launch of Attunity CloudBeam as an AMI and free trial promotion on Amazon’s marketplace, our Cloud offering has increased revenue as a result of high conversion rates from the initial trials. We continue to drive this growth through targeted marketing efforts, including joint activities with AWS such as customer success videos, blogs, and webinars.”

Sales and Marketing
Attunity continues to execute upon its sales strategy as each team member contributed to revenue during the quarter. The marketing team generated a significant number of quality leads across all territories as Attunity executed an aggressive content marketing program and increased outreach to industry analysts such as Gartner and Forrester. The Company expanded its visibility and generated increased customer interest, participating in recent industry events such as its debut at the Strata + Hadoop World and annual presence at SAP Tech Ed. During the quarter, the Company continued to grow awareness with its presence at Oracle OpenWorld and the HP Vertica Big Data Conference as well as its first time participation in the SAP for Utilities Show.

“We remain focused on building our enhanced product portfolio and brand recognition for the growing Big Data and Hadoop markets. We are seeing a substantial increase in our sales pipeline, which is expected to accelerate revenue growth in the fourth quarter of 2014 and beyond. Based on our success, we intend to continue executing upon our strategy and expand our sales force in 2015,” concluded Mr. Alon.

Financial Results for Q3 2014

Total revenue for the third quarter of 2014 increased 43% to $9.4 million, compared with revenue of $6.6 million for the same period of 2013.

Total non-GAAP revenue for the third quarter of 2014 increased 45% to $9.5 million, compared with revenue of $6.6 million for the same period of 2013. This includes a 56% increase of  license revenue to $5.5 million, compared with $3.5 million for the same period of 2013, as well as non-GAAP maintenance and service revenue which grew 31% to $4.0 million, compared with $3.0 million for the same period of 2013.1

The growth in total revenue is mainly attributable to an increase in Attunity Replicate revenue, the Hayes acquisition, increased activity with go-to-market partners, and additional revenues from one of the Company’s OEM partners due to certain royalty adjustments.

Non-GAAP maintenance and service revenue includes approximately $0.1 million of acquired maintenance revenue from Hayes that was not recognized before due to business combination accounting rules.1

Operating income for the third quarter of 2014 was $0.4 million, compared with $1.0 million for the same period of 2013.

Non-GAAP operating income for the third quarter of 2014 was $1.2 million, compared with $1.4 million for the same period of 2013. This decline was primarily due to an increase in sales and marketing activities, associated with the execution of the Company’s growth strategy. Non-GAAP operating income for the third quarter of 2014 excludes $0.8 million in expenses and amortization associated with acquisitions and equity based compensation expenses. This is compared with a $0.4 million of similar expenses for the same period last year. 1

Net income for the third quarter of 2014 was $0.3 million, or $0.02 per diluted share, compared with a net income of $0.7 million, or $0.06 per diluted share in the third quarter of 2013.

Non-GAAP net income for the third quarter of 2014 was $1.1 million, or $0.07 per diluted share, compared with a non-GAAP net income of $1.3 million, or $0.10 per diluted share, for the same period last year. Non-GAAP net income for the third quarter of 2014 excludes a total of $0.8 million in expenses mostly attributable to expenses and amortization associated with acquisitions and equity based compensation expenses. This is compared with $0.6 million in similar expenses for the same period in 2013. 1

Cash, cash equivalents and restricted cash were $19.3 million as of September 30, 2014, compared with $16.5 million as of December 31, 2013. This increase is mainly attributable to positive cash flow from operations of $2.4 million. Shareholders' equity was $30.1 million as of September 30, 2014, which was virtually the same as of December 31, 2013.

1See "Use of Non-GAAP Financial Information" below for more information regarding Attunity's use of Non-GAAP financial measures.

Conference Call Information

The Company will host a conference call with the investment community on Thursday, October 30th at 10:00 a.m. Eastern Time featuring remarks by Shimon Alon, Chairman and CEO of Attunity, and
Dror Harel-Elkayam, CFO of Attunity. The dial-in numbers for the conference call are +1- 800-946-0774 (U.S. Toll Free), 180-924-6042 (Israel Toll Free), or +1-719-325-2418 (International). All dial-in participants must use the following code to access the call: 8368312.

Please call at least five minutes before the scheduled start time.  The conference call will also be available via webcast, which can be accessed through the Events section of Attunity's website, http://www.attunity.com/events, and http://www.kcsa.com.  Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast.

For interested individuals unable to join the conference call, a replay of the call will be available through November 13, 2014 at +1-877-870-5176 (U.S. Toll Free) or 1-858-384-5517 (International). Participants must use the following code to access the replay of the call: 8368312. The online archive of the webcast will be available on http://www.attunity.com/events or http://www.kcsa.com for 30 days following the call.

About Attunity
Attunity is a leading provider of information availability software solutions that enable access, management, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, data flow management, test data management, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed-file-transfer (MFT), and cloud data delivery. Using Attunity's software solutions, our customers enjoy significant business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today's IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube, the content of which is not part of this press release.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with U.S. generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of revenue, net income,  operating income, operating profit margin, revenue and net income per share, which are adjustments from results based on GAAP to exclude expenses and amortization associated with the acquisitions of RepliWeb and Hayes, net of related tax, stock-based compensation expenses in accordance with ASC 718, and non-cash financial expenses such as the effect of a revaluation of liabilities presented at fair value. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating its business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. For further details, see the Reconciliation of Selected GAAP Measures to Non-GAAP Measures table later in this press release.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we say that the increase in our sales pipeline is expected to accelerate revenue growth in the fourth quarter of 2014, 2015 and beyond or that we intend to expand our sales force in 2015, we use a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to: our reliance on strategic relationships with our distributors, OEM, VAR and "go-to-market" and other business partners, and on our other significant customers; our ability to expand our business into the SAP market and the success of our Gold Client offering; risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; timely availability and customer acceptance of Attunity's new and existing products, including Attunity Maestro; risks and uncertainties relating to fluctuations in our quarterly operating results, which may not necessarily be indicative of future periods; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenue of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2014 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Garth Russell / Lilly Barker
KCSA Strategic Communications
P: + 1 212-682-6300
grussell@kcsa.com  / lbarker@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972 9-899-3000
dror.elkayam@attunity.com

ATTUNITY LTD. AND ITS SUBSIDIARIES

 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

U.S. DOLLARS IN THOUSANDS

Unaudited

ATTUNITY LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	September 30,	December 31,
	2014	2013
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$18,424	$16,481
Restricted cash	850	-
Trade receivables (net of allowance for doubtful accounts of $ 15 at September 30, 2014 and December 31, 2013)	3,877	5,224
Other accounts receivable and prepaid expenses	645	685

Total current assets	$23,796	22,390

Other long-term assets	468	385
Severance pay fund	3,307	3,233
Property and equipment, net	1,019	879
Intangible assets, net	4,458	5,345
Goodwill	17,543	17,748

Total long-term assets	26,795	27,590

Total assets	$50,591	$49,980

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	September 30,	December 31,
	2014	2013
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$545	$458
Contingent purchase consideration	2,006	-
Deferred revenues	6,672	5,175
Employees and payroll accruals	2,080	3,210
Accrued expenses and other current liabilities	1,456	1,365

Total current liabilities	$12,759	10,208

LONG-TERM LIABILITIES:

Long-term deferred revenue	693	847
Liabilities presented at fair value and other long-term liabilities	828	1,219
Contingent purchase consideration	1,786	3,280
Accrued severance pay	4,465	4,328

Total long-term liabilities	7,772	9,674

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -
Authorized: 32,500,000 shares at September 30, 2014 and December 31, 2013; Issued and outstanding: 15,179,468 shares at September 30, 2014 and 14,527,292 shares at December 31, 2013	1,752	1,677
Additional paid-in capital	132,728	130,944
Receipt on account of shares	-	81
Accumulated other comprehensive loss	(800)	(621)
Accumulated deficit	(103,620)	(101,983)

Total shareholders' equity	30,060	30,098

Total liabilities and shareholders' equity	$50,591	$49,980

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

 U.S. dollars in thousands, except per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2014	2013	2014	2013
	Unaudited		Unaudited

Software licenses	13,459	8,582	5,530	3,539
Maintenance and services	11,312	8,673	3,868	3,029

Total revenue	24,771	17,255	9,398	6,568

Operating expenses:

Cost of revenues	2,315	1,553	843	507
Research and development	7,102	5,708	2,265	1,839
Selling and marketing	13,743	8,042	4,883	2,586
General and administrative	2,924	2,186	1,036	675

Total operating expenses	26,084	17,489	9,027	5,607

Operating income (loss)	(1,313)	(234)	371	961
Financial expenses, net	316	348	127	263

Income (loss) before taxes on income	(1,629)	(582)	244	698
Taxes on income (benefit)	8	(116)	(34)	(11)

Net income (loss)	(1,637)	(466)	278	709

Basic net income (loss) per share	(0.11)	(0.04)	0.02	0.06

Weighted average number of shares used in computing basic net income (loss) per share	14,950	11,107	15,179	11,330

Diluted net income (loss) per share	(0.11)	(0.04)	0.02	0.06

Weighted average number of shares used in computing diluted net loss per share	14,950	11,107	15,837	12,571

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,
	2014	2013
	Unaudited
Cash flows activities:
Net loss	(1,637)	(466)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation	255	178
Stock based compensation	1,083	554
Amortization of intangible assets	887	560
Accretion of payment obligation	512	66
Change in operating assets and liabilities:
Accrued severance pay, net	63	84
Trade receivables	1,347	746
Other accounts receivable and prepaid expenses	161	(144)
Other assets	(1)	-
Trade payables	87	107
Deferred revenues	1,318	85
Employees and payroll accruals	(1,130)	(687)
Accrued expenses and other liabilities	91	(414)
Liabilities presented at fair value and other long-term liabilities	(391)	187
Change in deferred taxes, net	(203)	(262)

Net cash provided by operating activities	2,442	594

Cash flows from investing activities:
Purchase of property and equipment	(395)	(626)
Increase in restricted cash	(850)	-

Net cash used in investing activities	(1,245)	(626)

Cash flows from financing activities:
Proceeds from exercise of stock options, warrants and rights	695	354
Receipts on account of shares	-	85
Payment of contingent consideration	-	(2,000)

Net cash provided by (used in) financing activities	695	(1,561)

Foreign currency translation adjustments on cash and cash equivalents	51	(56)

Increase (decrease) in cash and cash equivalents	1,943	(1,649)
Cash and cash equivalents at the beginning of the period	16,481	3,778

Cash and cash equivalents at the end of the period	18,424	2,129

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Income taxes	417	425

ATTUNITY LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

U.S. dollars in thousands, except share and per share data

	Three months ended September 30, 2014				Three months ended September 30, 2013
	Unaudited				Unaudited
	GAAP	Adj.		Non-GAAP	GAAP	Adj.		Non-GAAP

Software licenses	5,530			5,530	3,539			3,539
Maintenance and services	3,868	94	(a)	3,962	3,029	-		3,029

Total revenue	9,398			9,492	6,568			6,568

Operating expenses:
Cost of revenues	843	215	(b)	628	507	129	(b)	378
Research and development	2,265	119	(c)	2,146	1,839	50	(c)	1,789
Selling and marketing	4,883	257	(b), (c)	4,626	2,586	208	(b), (c)	2,378
General and administrative	1,036	110	(c)	926	675	47	(c)	628

Total operating expenses	9,027			8,326	5,607			5,173

Operating income	371			1,166	961			1,395
Financial expenses, net	127	31	(d)	96	263	250	(d)	13
Income before taxes on income (benefit)	244			1,070	698			1,382
Taxes on income (benefit)	(34)	(46)	(e)	12	(11)	(72)	(e)	61

Net income	278			1,058	709			1,321

Basic net income per share	0.02			0.07	0.06			0.12
Weighted average number of shares used in computing basic net income per share	15,179			15,179	11,330			11,330
Diluted net income per share	0.02			0.07	0.06			0.10
Weighted average number of shares used in computing diluted net income per share	15,837			15,862	12,571			12,646

(a)        Valuation adjustment on acquired deferred services revenue

		Three months ended September 30,
		2014	2013
(b)	Operating acquisition-related expenses and amortization:

	Cost of revenues - amortization of technology	215	129
	Selling and marketing - amortization of customers relationship	81	57

		296	186
(c)	Stock-based compensation expenses under ASC 718 included in:

	Research and development	119	50
	Selling and marketing	176	151
	General and administrative	110	47

		405	248
(d)	Acquisition-related financial expenses and revaluation of liabilities presented at fair value:

	Revaluation of liabilities presented at fair value	(140)	250
	Acquisition-related financial expenses	171	-

		31	250
(e)	Taxes related to acquisitions

ATTUNITY LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION

U.S. dollars in thousands, except share and per share data

	Nine months ended September 30, 2014				Nine months ended September 30, 2013
	Unaudited				Unaudited
	GAAP	Adj.		Non-GAAP	GAAP	Adj.		Non-GAAP

Software licenses	13,459			13,459	8,582			8,582
Maintenance and services	11,312	284	(a)	11,596	8,673	-		8,673

Total revenue	24,771			25,055	17,255			17,255

Operating expenses:
Cost of revenues	2,315	643	(b)	1,672	1,553	386	(b)	1,167
Research and development	7,102	311	(c)	6,791	5,708	182	(c)	5,526
Selling and marketing	13,743	717	(b), (c)	13,026	8,042	412	(b), (c)	7,630
General and administrative	2,924	299	(c)	2,625	2,186	133	(c)	2,053

Total operating expenses	26,084			24,114	17,489			16,376

Operating loss	(1,313)			941	(234)			879
Financial expenses, net	316	119	(d)	197	348	253	(d)	95

Loss before taxes on income	(1,629)			744	(582)			784
Taxes on income (benefit)	8	(225)	(e)	233	(116)	(216)	(e)	100

Net income (loss)	(1,637)			511	(466)			684

Basic net income (loss) per share	(0.11)			0.03	(0.04)			0.06
Weighted average number of shares used in computing basic net income per share	14,950			14,950	11,107			11,107
Diluted net income (loss) per share	(0.11)			0.03	(0.04)			0.05
Weighted average number of shares used in computing diluted net income (loss) per share	14,950			15,832	11,107			12,589

(a)      Valuation adjustment on acquired deferred services revenue

		Nine months ended September 30,
		2014	2013
(b)	Operating acquisition-related expenses and amortization:

	Cost of revenues - amortization of technology	643	386
	Selling and marketing - amortization of customers relationship	244	173

		887	559
(c)	Stock-based compensation expenses under ASC 718 included in:

	Research and development	311	182
	Selling and marketing	473	239
	General and administrative	299	133

		1,083	554
(d)	Acquisition-related financial expenses and revaluation of liabilities presented at fair value:

	Revaluation of liabilities presented at fair value	(393)	187
	Acquisition-related financial expenses	512	66

		119	253
(e)	Taxes related to acquisitions